Exhibit 12.1

MGE Energy, Inc.

Ratio of Earnings to Fixed Charges

Twelve Months Ended December 31, 2006

(In thousands)

Earnings
Net Income	$ 42,423
Equity earnings	(5,645)
Income distribution from equity investees	4,003
Federal and state income taxes	25,899
Amortization of capitalized interest	102
Interest capitalized	(1,916)
Fixed charges	18,198
Total Earnings as Defined	$83,064

Fixed Charges
Interest expense on long-term debt and other	$14,406
Interest on rentals*	1,046
AFUDC borrowed funds	235
Capitalized interest	1,916
Amortization of debt issuance costs	595
Total Fixed Charges	$18,198

Ratio of Earnings to Fixed Charges	4.56x

*Management believes that using one-third of the total rental expense gives a reasonable approximation for actual interest on rentals.